April 20, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	William H. Thompson
Robyn Manuel

Re:	The Western Union Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 1-32903

Ladies and Gentlemen:

On behalf of The Western Union Company, a Delaware corporation (the “Company”), we are writing in response to the comments contained in the comment letter dated April 10, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth each comment contained in the Comment Letter along with the response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 73

Goodwill Impairment Testing, page 78

1.	We reviewed your response to comment three in our letter dated March 21, 2012. Please provide us complete copies of the most recent annual financial reporting package provided to: 1) your chief operating decision maker; 2) each segment manager; and 3) the Board of Directors. To facilitate our review of these reports, please identify for us your segment manager(s), as that term is discussed in ASC 280-10-50-7, and the segment(s) over which each manager is held accountable. Please also provide us an organizational chart detailing your management structure under the chief operating decision maker.

RESPONSE:

The Company is providing to the Staff, on a supplemental basis under separate cover, the requested financial reporting package outlining the information provided to our 1) chief operating decision maker, 2) each segment manager, and 3) the Board of Directors, as well as the requested organizational chart detailing the segment managers and management structure under the chief operating decision maker (the “CODM”). Our President and Chief Executive Officer is our CODM, the only individual who has oversight and authority over all of the businesses and operations of the Company and therefore the ability to assess performance and allocate resources amongst such businesses and operations.

Further, to expand upon the Company’s initial response to comment three in the Staff’s letter dated March 21, 2012, the Company will update its segment disclosures in future filings to clarify that the Consumer-to-Consumer operating segment is not an aggregation of regional operating segments because the regions interact on transactions with consumers and share common processes, systems and licenses. As a result, the regions constitute one interconnected global network for the provision of consumer financial services and do not constitute operating segments. Please note that the disclosure below incorporates the Company’s separation during the first quarter of 2012 of the former Global Business Payments segment into two new segments, Consumer-to-Business and Business Solutions, due to the acquisition of Travelex Global Business Payments. The proposed disclosure is as follows:

As previously described in Note 1, the Company classifies its businesses into three segments: Consumer-to-Consumer, Consumer-to-Business and Business Solutions. Operating segments are defined as components of an enterprise that engage in business activities, about which separate financial information is available that is evaluated regularly by the Company’s CODM in deciding where to allocate resources and in assessing performance.

The Consumer-to-Consumer operating segment facilitates money transfers between two consumers. The Company’s money transfer service is viewed by consumers and the Company as one interconnected global network where a money transfer can be sent from one location to another, around the world, including related transactions that can be initiated through the Company’s websites and account based money transfers. The segment includes six regions whose functions are limited to generating, managing and maintaining agent relationships and localized marketing activities. These regions interact on transactions with consumers and share common processes, systems and licenses, thereby constituting one global Consumer-to-Consumer money transfer business and one operating segment.

The Consumer-to-Business operating segment facilitates bill payments from consumers to businesses and other organizations, including utilities, auto finance companies, mortgage servicers, financial service providers, government agencies and other businesses.

The Business Solutions operating segment facilitates business-to-business payment solutions, primarily cross-border, cross-currency transactions, mainly for small and medium size enterprises, and other organizations.

All businesses that have not been classified in the above segments are reported as “Other” and include the Company’s money order, prepaid services, mobile money transfer, and other businesses and services.

Risk Factors, page 22

Breaches of our information security policies or safeguards could adversely affect…, page 27

Interruptions in our systems or disruptions in our workforce…, page 27

2.	In your response to comment one in our letter dated March 21, 2012, you state that you have been the subject of cyber attacks. You also clarify that the attacks are primarily aimed at interrupting your business or exploiting information security vulnerabilities. In order to place the risks described in this risk factor in an appropriate context, please expand your risk factor to disclose this information.

RESPONSE:

The Company will expand its risk factor to disclose the requested information in its future filings.

* * * * *

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing or the Company’s filings, please contact the undersigned at (720) 332-8680.

Very truly yours,

/s/ John R. Dye

John R. Dye
General Counsel
The Western Union Company

cc:	Hikmet Ersek

Ernst & Young LLP

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